# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mobia Medical, Inc., CIK 0001489993
CUSIP: 60705V103
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 2802 Flintrock Trace, Suite 226, Austin, Texas (TX), 78738
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001782733

## Reporting persons
- GPG BFH, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,139; sole dispositive power 0; shared dispositive power 11,139; aggregate amount beneficially owned 11,139 (0% of the class)
- GPG Charles & Potomac, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 61,523; sole dispositive power 0; shared dispositive power 61,523; aggregate amount beneficially owned 61,523 (0.2% of the class)
- GPG Dais, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 41,687; sole dispositive power 0; shared dispositive power 41,687; aggregate amount beneficially owned 41,687 (0.1% of the class)
- GPG GR, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 141,054; sole dispositive power 0; shared dispositive power 141,054; aggregate amount beneficially owned 141,054 (0.4% of the class)
- GPG Healthcare Opportunities Fund II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 350,721; sole dispositive power 0; shared dispositive power 350,721; aggregate amount beneficially owned 350,721 (1.1% of the class)
- GPG Healthcare Opportunities Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 268,246; sole dispositive power 0; shared dispositive power 268,246; aggregate amount beneficially owned 268,246 (0.8% of the class)
- GPG JCT, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 233,401; sole dispositive power 0; shared dispositive power 233,401; aggregate amount beneficially owned 233,401 (0.7% of the class)
- GPG MTI 22, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 555,790; sole dispositive power 0; shared dispositive power 555,790; aggregate amount beneficially owned 555,790 (1.7% of the class)
- GPG MTI 25, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 282,122; sole dispositive power 0; shared dispositive power 282,122; aggregate amount beneficially owned 282,122 (0.8% of the class)
- GPG MTI 3-17 Investment, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 70,053; sole dispositive power 0; shared dispositive power 70,053; aggregate amount beneficially owned 70,053 (0.2% of the class)
- GPG PHL, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 24,506; sole dispositive power 0; shared dispositive power 24,506; aggregate amount beneficially owned 24,506 (0.1% of the class)
- GPG RM Investment, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 43,799; sole dispositive power 0; shared dispositive power 43,799; aggregate amount beneficially owned 43,799 (0.1% of the class)
- GPG SC, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 47,265; sole dispositive power 0; shared dispositive power 47,265; aggregate amount beneficially owned 47,265 (0.1% of the class)
- GPG WG, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 80,157; sole dispositive power 0; shared dispositive power 80,157; aggregate amount beneficially owned 80,157 (0.2% of the class)
- GPG MTIF, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 464,489; sole dispositive power 0; shared dispositive power 464,489; aggregate amount beneficially owned 464,489 (1.4% of the class)
- Micro TI Investment 2, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 46,510; sole dispositive power 0; shared dispositive power 46,510; aggregate amount beneficially owned 46,510 (0.1% of the class)
- Micro TI Investment, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 51,404; sole dispositive power 0; shared dispositive power 51,404; aggregate amount beneficially owned 51,404 (0.2% of the class)
- MTI 20 Investment, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 311,112; sole dispositive power 0; shared dispositive power 311,112; aggregate amount beneficially owned 311,112 (0.9% of the class)
- MTI 2015 Investment, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 71,202; sole dispositive power 0; shared dispositive power 71,202; aggregate amount beneficially owned 71,202 (0.2% of the class)
- GPG MOBI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 81,000; sole dispositive power 0; shared dispositive power 81,000; aggregate amount beneficially owned 81,000 (0.2% of the class)
- HTX MCT1 0320 Investment, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 38,875; sole dispositive power 0; shared dispositive power 38,875; aggregate amount beneficially owned 38,875 (0.1% of the class)
- HTX MCT2 0221 Investment, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 83,579; sole dispositive power 0; shared dispositive power 83,579; aggregate amount beneficially owned 83,579 (0.3% of the class)
- HTX MCT3 0322 Investment, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 264,238; sole dispositive power 0; shared dispositive power 264,238; aggregate amount beneficially owned 264,238 (0.8% of the class)
- HTX MCT4 0226 Investment, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 60,537; sole dispositive power 0; shared dispositive power 60,537; aggregate amount beneficially owned 60,537 (0.2% of the class)
- Green Park & Golf Ventures II, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 3,237,180; sole dispositive power 0; shared dispositive power 3,237,180; aggregate amount beneficially owned 3,237,180 (9.7% of the class)
- Green Park & Golf Ventures - Houston, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 447,229; sole dispositive power 0; shared dispositive power 447,229; aggregate amount beneficially owned 447,229 (1.3% of the class)
- Clay M. Heighten, MD: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,684,409; sole dispositive power 0; shared dispositive power 3,684,409; aggregate amount beneficially owned 3,684,409 (11.1% of the class)
- Carl D. Soderstrom: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,684,409; sole dispositive power 0; shared dispositive power 3,684,409; aggregate amount beneficially owned 3,684,409 (11.1% of the class)
- Gilbert G. Garcia II: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,684,409; sole dispositive power 0; shared dispositive power 3,684,409; aggregate amount beneficially owned 3,684,409 (11.1% of the class)

## Item 1. Issuer
Name of issuer: Mobia Medical, Inc.
Address of issuer's principal executive offices: 2802 Flintrock Trace, Suite 226, Austin, TX 78738

## Item 2. Person Filing
Name of person filing:
Green Park & Golf Ventures II, LLC ("GPG Ventures II"), Clay M. Heighten, MD, Carl D. Soderstrom, Gilbert G. Garcia II, GPG BFH, LLC ("BFH"), GPG Charles & Potomac, LLC ("C&P"), GPG Dais, LLC ("Dais"), GPG GR, LLC ("GR"), GPG Healthcare Opportunities Fund II, LLC ("HOF II"), GPG Healthcare Opportunities Fund, LLC ("HOF"), GPG JCT, LLC ("JCT"), GPG MTI 22, LLC ("MTI 22"), GPG MTI 25, LLC ("MTI 25"), GPG MOBI, LLC ("MOBI"), GPG MTI 3-17 Investment, LLC ("MTI 3-17"), GPG PHL, LLC ("PHL"), GPG RM Investment, LLC ("RM"), GPG SC, LLC ("SC"), GPG WG, LLC ("WG"), GPG MTIF, LLC ("MTIF"), Micro TI Investment 2, LLC ("Micro TI 2"), Micro TI Investment, LLC ("Micro TI"), MTI 20 Investment, LLC ("MTI 20"), MTI 2015 Investment, LLC ("MTI 2015"), HTX MCT1 0320 Investment, LLC ("HTX MCT1"), HTX MCT2 0221 Investment, LLC ("HTX MCT2"), HTX MCT3 0322 Investment, LLC ("HTX MCT3"), HTX MCT4 0226 Investment, LLC ("HTX MCT4") and Green Park & Golf Ventures - Houston, LLC ("GPG Ventures Houston").

GPG Ventures II is the managing member of each of BFH, C&P, Dais, GR, HOF, HOF II, JCT, MTI 22, MTI 25, MTI 3-17, PHL, RM, SC, WG, MTIF, Micro TI, Micro TI 2, MTI 20, MTI 2015 and MOBI. GPG Ventures Houston is the managing member of each of HTX MCT1, HTX MCT2, HTX MCT3 and HTX MCT4. Clay M. Heighten, MD, Carl D. Soderstrom and Gilbert G. Garcia II are managers of both GPG Ventures II and GPG Ventures Houston and share voting and dispositive power with respect to the shares held by each of BFH, C&P, Dais, GR, HOF, HOF II, JCT, MTI 22, MTI 25, MTI 3-17, PHL, RM, SC, WG, MTIF, Micro TI, Micro TI 2, MTI 20, MTI 2015, MOBI, HTX MCT1, HTX MCT2, HTX MCT3 and HTX MCT4 and as a result may be deemed to beneficially own such securities.

The persons named in this Item 2(a) are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
The address of the principal business office of each of Clay M. Heighten, MD, Carl D. Soderstrom, Gilbert G. Garcia II, GPG Ventures II, BFH, C&P, Dais, GR, HOF, HOF II, JCT, MTI 22, MTI 25, MTI 3-17, PHL, RM, SC, WG, MTIF, Micro TI, Micro TI 2, MTI 20, MTI 2015 and MOBI is 5910 N. Central Expressway, Suite 1400, Dallas, Texas 75206.

The address of the principal business office of each of GPG Ventures Houston, HTX MCT1, HTX MCT2, HTX MCT3 and HTX MCT4 is 3701 Kirby Drive, Suite 820, Houston, Texas 77098.
Citizenship: BFH, C&P, Dais, GR, HOF, HOF II, JCT, MTI 22, MTI 25, MTI 3-17, PHL, RM, SC, WG, MTIF, Micro TI, Micro TI 2, MTI 20, MTI 2015, MOBI, GPG Ventures Houston, HTX MCT1, HTX MCT2, HTX MCT3 and HTX MCT4 are each limited liability companies organized under the laws of the State of Delaware. GPG Ventures II is a limited liability company organized under the laws of the State of Texas. Clay M. Heighten, MD, Carl D. Soderstrom and Gilbert G. Garcia II are each United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information in Items 1 and 5 through 11 on the cover page for each Reporting Person of this Schedule 13G is hereby incorporated by reference.
Percent of class: See Line 11 of cover sheets. This percentage calculation is based on 33,291,096 outstanding shares as of August 6, 2026, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 11, 2026.
Sole power to vote or to direct the vote: See Line 5 of cover sheets.
Shared power to vote or to direct the vote: See Line 6 of cover sheets.
Sole power to dispose or to direct the disposition: See Line 7 of cover sheets.
Shared power to dispose or to direct the disposition: See Line 8 of cover sheets.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

## Signatures
- GPG BFH, LLC: /s/ Gilbert Garcia II, Gilbert Garcia II, Vice President of GPG BFH, LLC (08/14/2026)
- GPG Charles & Potomac, LLC: /s/ Gilbert Garcia II, Gilbert Garcia II, Vice President of GPG Charles & Potomac, LLC (08/14/2026)
- GPG Dais, LLC: /s/ Gilbert Garcia II, Gilbert Garcia II, Vice President of GPG Dais, LLC (08/14/2026)
- GPG GR, LLC: /s/ Gilbert Garcia II, Gilbert Garcia II, Vice President of GPG GR, LLC (08/14/2026)
- GPG Healthcare Opportunities Fund II, LLC: /s/ Gilbert Garcia II, Gilbert Garcia II, Vice President of GPG Healthcare Opportunities Fund II, LLC (08/14/2026)
- GPG Healthcare Opportunities Fund, LLC: /s/ Gilbert Garcia II, Gilbert Garcia II, Vice President of GPG Healthcare Opportunities Fund, LLC (08/14/2026)
- GPG JCT, LLC: /s/ Gilbert Garcia II, Gilbert Garcia II, Vice President of GPG JCT, LLC (08/14/2026)
- GPG MTI 22, LLC: /s/ Gilbert Garcia II, Gilbert Garcia II, Vice President of GPG MTI 22, LLC (08/14/2026)
- GPG MTI 25, LLC: /s/ Gilbert Garcia II, Gilbert Garcia II, Vice President of GPG MTI 25, LLC (08/14/2026)
- GPG MTI 3-17 Investment, LLC: /s/ Gilbert Garcia II, Gilbert Garcia II, Vice President of GPG MTI 3-17 Investment, LLC (08/14/2026)
- GPG PHL, LLC: /s/ Gilbert Garcia II, Gilbert Garcia II, Vice President of GPG PHL, LLC (08/14/2026)
- GPG RM Investment, LLC: /s/ Gilbert Garcia II, Gilbert Garcia II, Vice President of GPG RM Investment, LLC (08/14/2026)
- GPG SC, LLC: /s/ Gilbert Garcia II, Gilbert Garcia II, Vice President of GPG SC, LLC (08/14/2026)
- GPG WG, LLC: /s/ Gilbert Garcia II, Gilbert Garcia II, Vice President of GPG WG, LLC (08/14/2026)
- GPG MTIF, LLC: /s/ Gilbert Garcia II, Gilbert Garcia II, Vice President of GPG MTIF, LLC (08/14/2026)
- Micro TI Investment 2, LLC: /s/ Gilbert Garcia II, Gilbert Garcia II, Vice President of Micro TI Investment 2, LLC (08/14/2026)
- Micro TI Investment, LLC: /s/ Gilbert Garcia II, Gilbert Garcia II, Vice President of Micro TI Investment, LLC (08/14/2026)
- MTI 20 Investment, LLC: /s/ Gilbert Garcia II, Gilbert Garcia II, Vice President of MTI 20 Investment, LLC (08/14/2026)
- MTI 2015 Investment, LLC: /s/ Gilbert Garcia II, Gilbert Garcia II, Vice President of MTI 2015 Investment, LLC (08/14/2026)
- GPG MOBI, LLC: /s/ Gilbert Garcia II, Gilbert Garcia II, Vice President of GPG MOBI, LLC (08/14/2026)
- HTX MCT1 0320 Investment, LLC: /s/ Gilbert Garcia II, Gilbert Garcia II, Vice President of HTX MCT1 0320 Investment, LLC (08/14/2026)
- HTX MCT2 0221 Investment, LLC: /s/ Gilbert Garcia II, Gilbert Garcia II, Vice President of HTX MCT2 0221 Investment, LLC (08/14/2026)
- HTX MCT3 0322 Investment, LLC: /s/ Gilbert Garcia II, Gilbert Garcia II, Vice President of HTX MCT3 0322 Investment, LLC (08/14/2026)
- HTX MCT4 0226 Investment, LLC: /s/ Gilbert Garcia II, Gilbert Garcia II, Vice President of HTX MCT4 0226 Investment, LLC (08/14/2026)
- Green Park & Golf Ventures II, LLC: /s/ Gilbert Garcia II, Gilbert Garcia II, Vice President of Green Park & Golf Ventures II, LLC (08/14/2026)
- Green Park & Golf Ventures - Houston, LLC: /s/ Gilbert Garcia II, Gilbert Garcia II, Vice President of Green Park & Golf Ventures - Houston, LLC (08/14/2026)
- Clay M. Heighten, MD: /s/ Clay M. Heighten, MD, Clay M. Heighten, MD (08/14/2026)
- Carl D. Soderstrom: /s/ Carl D. Soderstrom, Carl D. Soderstrom (08/14/2026)
- Gilbert G. Garcia II: /s/ Gilbert Garcia II, Gilbert Garcia II (08/14/2026)